06015142

LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

File No. 82-34729

RECEIVED
2006 JUL 13 P 3:19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

July 10, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

SUPPL

Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

Legacy Hotels Real Estate Investment Trust (the "Trust") established an exemption from the reporting requirements of the Securities Exchange Act of 1934, as amended (the " Exchange Act"), pursuant to Rule 12g3-2(b) under the Exchange Act on April 29, 2003. In connection with such exemption, each of the following additional documents, communications or information is furnished pursuant to Rule 12g3-2(b)(1)(iii):

Press Release of July 5, 2006

- **Legacy Hotels Real Estate Investment Trust Announces Second Quarter Financial Resorts Release Date**

The Trust is providing the enclosed documents, communications and information, and will provide future documents, communications and information, in reliance upon (1) Rule 12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (2) Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications and information shall not constitute an admission for any purpose that the Trust is subject to the Exchange Act.

PROCESSED
JUL 14 2006
THOMSON
FINANCIAL

dw 7/14

TORONTO DOMINION CENTRE
100 WELLINGTON ST. W. SUITE 2000
TORONTO ONTARIO M5K 1H6
T 416 860 6100 F 416 860 6101

If you have any questions in connection with this submission, please communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown & Wood, who may be contacted at 312/853-6099.

Very truly yours,
LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

By: ____________________
Stuart M. Miller
Secretary

Enclosure

cc: Robert P. Freeman, Esq.

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

For immediate release

**LEGACY HOTELS REAL ESTATE INVESTMENT TRUST
ANNOUNCES SECOND QUARTER FINANCIAL RESULTS RELEASE DATE**

TORONTO, July 5, 2006 - Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) will release its second quarter financial results on August 3, 2006 to be followed by a conference call at 3:00 p.m. (Eastern Time). The conference call will include a discussion of Legacy's financial results as well as current industry conditions. Participating on the call will be members of Legacy's senior management.

Investors are invited to access the call by dialing 416-641-6105 or 1-866-696-5895. You will be required to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available through to August 10, 2006. To access this recording, please dial 416-695-5800 or 1-800-408-3053 and use the reservation number 3192166.

A live audio webcast of this conference call will also be available via Legacy's website (www.legacyhotels.ca). An archived recording of the webcast will remain available on Legacy's website until the next quarterly financial results conference call.

About Legacy Hotels Real Estate Investment Trust
Legacy is the largest Canadian lodging real estate investment trust, focused on the ownership of luxury and first-class hotels. With a presence across Canada and in two top U.S. markets, Legacy's portfolio of 24 hotels provides geographical diversification across major urban centres. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle.

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Contact: Chantal Nappert
Executive Director, Investor Relations
Tel: 1-416-860-6140
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca